Filed By: Global X Funds Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: Mirae Asset Discovery Funds
Investment Company Act File No. of Subject Company: 811-22406
Mirae Asset Discovery Funds
(the “Trust”)

Emerging Markets Fund
Emerging Markets Great Consumer Fund
(each a “Target Fund” and, collectively, the “Target Funds”)

Supplement dated November 16, 2022 to the Statutory Prospectus and
Summary Prospectuses, each dated August 28, 2022

This supplement provides new and additional information beyond that contained in the Statutory Prospectus and Summary Prospectuses, and should be read in conjunction with those documents.

Reorganization into Global X Funds

On November 11, 2022, the Board of Trustees of the Trust (the “Board”), based upon the recommendation of Mirae Asset Global Investments (USA) LLC (“MAGI”), the investment manager of the Target Funds, approved the reorganization (each, a “Reorganization” and collectively, the “Reorganizations”) of each Target Fund into the corresponding, newly organized series (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”) of Global X Funds, shown below. Each Acquiring Fund has been created for the purpose of acquiring the assets and liabilities of the corresponding Target Fund, pursuant to the terms of an Agreement and Plan of Reorganization. Each Acquiring Fund is advised by Global X Management Company LLC (“Global X”), an affiliate of MAGI. The Board determined that it would be in the best interests of each Target Fund and its shareholders to enter into the Reorganization, and approved the Agreement and Plan of Reorganization providing for the acquisition of all of the assets and assumption of the liabilities of each Target Fund by the corresponding Acquiring Fund, each of which will operate as an actively managed exchange-traded fund (“ETF”), in exchange solely for shares of such Acquiring Fund, which shares would be distributed pro rata by the Target Fund to the holders of its Class I Shares in complete liquidation of the Target Fund.

The proposed Reorganizations are shown below:

Target Funds (each a series of the Trust)	Acquiring Funds (each a series of Global X Funds)
Emerging Markets Fund	Global X Emerging Markets ETF
Class A*
Class C*
Class I
Emerging Markets Great Consumer Fund	Global X Emerging Markets Great Consumer ETF
Class A*
Class C*
Class I
* If a Reorganization is approved by that Target Fund’s shareholders, immediately prior the closing of the Reorganization, Class A and Class C Shares of each Target Fund will be converted into Class I Shares (without a contingent deferred sales charge or other charge).

In approving the Reorganizations, the Board took into account, among other considerations, that each Acquiring Fund would (i) be managed by the same portfolio management team as the corresponding Target Fund, (ii) have the same investment objective and substantially similar investment strategies as the corresponding Target Fund, and (iii) pay a lower management fee (0.75% for each Acquiring Fund as compared to 0.99% for each Target Fund) and pay lower total expenses than the corresponding Target Fund. Each Acquiring Fund also will be subject to a unitary fee structure, which will require the Acquiring Fund’s investment manager, Global X, to pay the Acquiring Fund’s ordinary operating expenses without any increase in the management fee.

Global X has agreed to pay the costs of the Reorganizations, although the Target Funds could incur brokerage fees and other transaction costs associated with the disposition and/or purchase of securities in contemplation of the Reorganizations.

The Reorganizations are designed to be tax-free to the shareholders of the Target Funds. If the Reorganizations are approved by shareholders, prior to such Reorganizations, any fractional shares of the Target Funds held by shareholders will be redeemed, and the Target Funds will distribute the redemption proceeds to those shareholders. The distribution of redemption proceeds to shareholders may be a taxable event, and those shareholders are encouraged to consult their tax advisers to determine the effect of any such redemptions. In addition, a Target Fund may recognize capital gains from the disposition of securities prior to the Reorganization, which, to the extent not offset by capital losses, will be distributed and cause shareholders receiving such distribution to be subject to tax.

Shareholders who do not currently have a brokerage account will need to open a brokerage account prior to the closing of the Reorganization in order to receive and hold the applicable Acquiring Fund shares to be distributed in the Reorganization (or, alternatively, the shares of the Acquiring Fund will be held in a default trustee account on behalf of the shareholder).

Upon the closing of the Reorganization of a Target Fund, each shareholder of that Target Fund will receive shares of the corresponding Acquiring Fund having the same aggregate net asset value as the shares of the Target Fund that the shareholders held on the date of the Reorganization, and will become a shareholder of the corresponding Acquiring Fund. As noted above, it is anticipated that each Reorganization will qualify as a tax-free reorganization for federal income tax purposes and that shareholders will not recognize any gain or loss in connection with the Reorganization, except to the extent that shareholders receive cash in connection with the redemption of any fractional shares prior to the Reorganization.

There are some differences between a traditional mutual fund and an ETF. After the Reorganizations, individual shares of an Acquiring Fund may only be purchased and sold on a stock exchange. Should you decide to purchase or sell shares in an Acquiring Fund after the Reorganizations, you will need to place a trade through a broker who will execute your trade on an exchange at prevailing market prices. Because an Acquiring Fund shares will trade at market prices rather than at net asset value, an Acquiring Fund shares may trade at a price less than (discount) or greater than (premium) the portfolio’s net asset value. As with all ETFs, your broker may charge a commission for purchase and sales transactions, although ETFs trade with no transaction fees on many platforms.

The Trust will present the proposed Reorganizations to the Target Funds’ shareholders for their approval at a special shareholder meeting (the “Shareholder Meeting”) anticipated to take place in the first calendar quarter of 2023. A notice of the Shareholder Meeting and a proxy statement/prospectus seeking shareholder approval for the Agreement and Plan of Reorganization and containing information about the applicable Acquiring Fund, the reasons for the proposed Reorganization and potential benefits to the Target Fund’s shareholders, are expected to be sent to the shareholders of each Target Fund in December 2022.

For more information, please contact your Target Fund(s) at (212) 205-8342.

Investors may obtain free copies of the proxy statement/prospectus and other documents (when they become available) that will be filed with the SEC at the SEC's web site at www.sec.gov. Investors should read the proxy statement/prospectus and other documents because they contain important information. In addition, free copies of the proxy statement/prospectus and other documents filed with the SEC may also be obtained without charge after the proxy statement/prospectus becomes effective from Mirae Asset Discovery Funds by calling 212-205-8342 or writing to us.marketing@miraeasset.com.

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PLEASE RETAIN THIS SUPPLEMENT
WITH THE STATUTORY AND SUMMARY PROSPECTUSES
FOR FUTURE REFERENCE